Exhibit 99.1

Electra Reports Q2 2023 Results and Provides Update on Cobalt Refinery Project and Black Mass Recycling Trial

TORONTO--(BUSINESS WIRE)--August 17, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported its financial results for the three- and six-month periods ended June 30, 2023, and provided an update on the commissioning of its cobalt refinery and its black mass recycling trial. All amounts are in Canadian currency unless otherwise stated.

“Our recent efforts have been primarily focused on strengthening our balance sheet and updating our refinery project and black mass economics,” said Trent Mell, Electra’s CEO. “With completion of our re-baseline engineering report, scoping study, and recent equity financing, which raised $21.5 million in gross proceeds, now behind us, we will accelerate our black mass recycling strategy. This will entail building continuous operations at our refinery complex capable of processing up to 2,500 tonnes of black mass material per year and advancing our joint venture with Three Fires to process lithium-ion battery scrap in a primary recycling facility in Ontario.”

Mr. Mell added, “Over the longer term, we remain committed to completing our cobalt sulfate refinery project in Ontario, supplying battery grade material to LG Energy Solution and other customers, and advancing plans for a second refinery in Bécancour, Quebec.”

ELECTRA Q2 2023 HIGHLIGHTS AND DEVELOPMENTS

  Net income for the period was $12.0 million or $0.33 per share. The totals were driven by a gain of $14.4 million of fair value adjustments relating to the 2028 Notes and unrealized derivative financial liability gain.
  Operating loss for Q2 2023 was $4.5 million, up from $3.9 million for Q2 2022. The increase was driven by higher compensation costs due to more staff and higher legal and professional fees, and partially offset by lower exploration costs for Iron Creek.
  Held cash and marketable securities of $7.4 million as at June 30, 2023, down from $12.9 million as at March 31, 2022. The decline was primarily driven by capital costs related to the construction of the cobalt refinery project and costs related to the Company’s black mass trial. Electra’s cash balance at the end of Q2 2023 does not include the remaining $5.1 million of government investments expected to be received. Subsequent to quarter end, Electra completed an equity financing, generating gross proceeds of $21.5 million.
  Progressed with the first plant-scale recycling of black mass material in North America using Electra’s proprietary hydrometallurgical process. Progress in Q2 was marked by high recoveries of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the EV battery supply chain, and the production of high-quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products.
  Released highlights of a desktop scoping study1 focused on evaluating the economics of developing a modular process plant initially capable of processing 2,500 tonnes of black mass material per year. The scoping study determined that:
    The capital spend is estimated at $8.1 million ($US6 million)
    The internal rate of return is estimated at 127%.
    EBITDA is estimated to be in the range of US$9.6 to US$12.6 million per year beginning with the first full year of operations.
    The payback period is estimated at between one and two years.
  Released highlights of a re-baseline engineering report focused on determining the capital spend requirements for completing construction of a cobalt refinery complex capable of producing 5,000 tonnes of cobalt contained in sulfate per year. The updated capital spend total reflected the impacts of inflation, supply chain disruptions, and scope expansion since construction project was initiated. The total capital spend for completing the refinery project is currently estimated at $155 to $167 million of which $81.7 million of capitalized development costs have been incurred to date.
  Signed a memorandum of understanding with the First Nation-owned Three Fires Group to form a joint venture focused on the recycling of lithium-ion battery waste in Ontario. The joint venture plans to recycle lithium-ion batteries and supply black mass to be processed at Electra’s refinery complex using the Company’s proprietary black mass processing capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite, used to manufacture electric vehicle battery cells.
  Appointed Peter Park, a senior finance professional with more than 20 years of experience, as Chief Financial Officer effective July 4, 2023.

Highlights Subsequent to Quarter End

  Closed concurrent brokered and non-brokered private placements for aggregate gross proceeds of $21.5 million. Under the terms of the equity financings, the Company issued 19,545,454 units in aggregate, at a price of $1.10 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. Electra intends to use the net proceeds of the equity financing to advance its black mass recycling strategy, its cobalt refinery, for working capital to retire existing payables, and general corporate purposes.
  Extended and expanded the terms of its battery-grade cobalt supply agreement with LG Energy Solution whereby Electra will now supply 19,000 tonnes of contained cobalt in sulfate over a five-year period beginning in 2025, up from 7,000 tonnes over a three-year period when the supply agreement was first announced in September 2022.
  Made the first customer shipment of nickel-cobalt produced at the Company’s refinery complex north of Toronto from recycled battery material.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on August 18, 2023 at 10:00 am ET to review its second quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1 800-319-4610
- International dial-in number: 1 416 9153239 -638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

Corporate Matters

In accordance with its long-term incentive plan, the Company has granted 50,000 stock options, $98,151 in Restricted Share Units (RSU) and $24,375 in Deferred Share Units to certain directors, officers, employees, and contractors of the Company. All awards will be granted and priced two trading days from today on the closing price of the Company’s common shares on the TSX Venture Exchange.

Long-term incentive grants are an important retention and incentive tool for key employees, and a mechanism to align interests with shareholders. RSUs and DSUs are being issued in lieu of cash compensation otherwise payable to certain employees and directors. DSUs may not be exercised until a director or officer ceases to serve the Company. RSUs and DSUs will vest in one year from the grant date and the stock options will vest in three equal tranches on the first, second and third anniversary of the grant date and will be for a term of five years.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof and acceleration of the black-mass recycling strategy. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actually results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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1 Electra’s desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891